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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UHY Advisors Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive, Suite 1330
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Vichow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 East Wisconsin Ave, 32nd Floor	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHY Advisors Corp Finance LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / CCO

Title

Notary Public Exp 1/9/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
Chicago, Illinois

FINANCIAL STATEMENTS
Report of Independent Registered Accounting Firm
As of and for the Year Ended December 31, 2014

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
UHY Advisors Corporate Finance, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of UHY Advisors Corporate Finance, LLC as of December 31, 2014, and the related statements of income and member's equity and cash flows for the year then ended. These financial statements are the responsibility of UHY Advisors Corporate Finance, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UHY Advisors Corporate Finance, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 7 has been subjected to audit procedures performed in conjunction with the audit of UHY Advisors Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of UHY Advisors Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 27, 2015

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS

ASSETS	
Cash and cash equivalents	$ 278,612
TOTAL ASSETS	$ 278,612

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 16,983
Due to related party	58,577
Total Liabilities	75,560
MEMBER'S EQUITY	203,052
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 278,612

See accompanying notes to financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2014

REVENUE	
Commission revenue	$ 375,426
Total Revenue	375,426
OPERATING EXPENSES	
Administrative expense	213,994
Management fees	126,600
Professional fees	13,500
Regulatory fees	10,070
Total operating expenses	364,164
NET INCOME	11,262
MEMBER'S EQUITY - Beginning of year	191,790
MEMBER'S EQUITY - End of year	$ 203,052

See accompanying notes to financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 11,262
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Accrued expenses	483
Due to related party	49,540
Due from related party	155,417
Net Cash Flows Used in Operating Activities	216,702
Net Change in Cash and Cash Equivalents	216,702
CASH AND CASH EQUIVALENTS - Beginning of year	61,910
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 278,612

See accompanying notes to financial statements.

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2014

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UHY Advisors Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent"). The Company began operations on April 1, 2002, as Centerprise Capital, LLC. In 2014, the company changed the name to UHY Advisors Corporate Finance, LLC in order to more accurately represent it's affiliation with the Parent.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC.

Reserves and Custody of Securities

The Company is an override broker/dealer under an agreement with Securities Service Network (SSN) and LPL Financial. Securities Service Network and LPL Financial pay commission income on transactions generated by the registered brokers of UHY Advisors Corporate Finance, LLC or its affiliates. The Company does not carry any customer accounts.

Commission Revenue

The Company recognizes revenue at the time commissions on a variety of investment products are reported by SSN or LPL.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The taxable income of the Company is included in the consolidated income tax return of its Parent. The Parent assumes responsibility for all income taxes; therefore, no provision for income taxes is included and there are no uncertain tax positions recognized by the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $203,052 and excess capital of $198,015 as of December 31, 2014, and a net capital requirement of $5,037. The Company's net capital ratio as of December 31, 2014 was .37 to 1.

NOTE 3 - Related Party Transactions

The Company is wholly owned by UHY Advisors, Inc. The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2014, pursuant to an agreement between the Company and the Parent, the Company recorded an administrative fee expense of $213,994 to the Parent. The administrative fee expense covers the administrative services provided to the Company by the Parent. Accounts payable to the Parent at December 31, 2014 were $58,577.

The Company also has a management agreement with the Parent. Under this agreement, the Company is provided certain management and administrative services, including monthly financial statement preparation and review, by personnel of the Parent. During the term of the agreement, the Parent company will receive a monthly management fee of $7,550. Fees charged under this agreement during the year ended December 31, 2014 were $90,600.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through February 26, 2015 which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2014

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 75,560
Total Aggregate Indebtedness	$ 75,560
Minimum required net capital (based on aggregate indebtedness)	$ 5,037
NET CAPITAL	
Member's equity	$ 203,052
Deductions:	
None	-
Net Capital	203,052
Net capital requirement (Minimum)	5,037
Capital in excess of minimum requirement	$ 198,015
Ratio of aggregate indebtedness to net capital	.37 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Fiance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL INFORMATION

UHY ADVISORS CORPORATE FINANCE, LLC

Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2014 and for the Period June 1, 2014 through December 31, 2014

UHY ADVISORS CORPORATE FINANCE, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
UHY Advisors Corporate Finance, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UHY Advisors Corporate Finance, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which UHY Advisors Corporate Finance, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) UHY Advisors Corporate Finance, LLC stated that UHY Advisors Corporate Finance, LLC met the identified exemption provisions as of December 31, 2014 and throughout the period June 1, 2014 through December 31, 2014 without exception. UHY Advisors Corporate Finance, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UHY Advisors Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 27, 2015

UHY Advisors Corporate Finance

30 South Wacker Drive
Suite 1330
Chicago, IL 60606

UHY Advisors Corporate Finance's Exemption Report

UHY Advisors Corporate Finance (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
February 2, 2015